                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 12)(1)



                              INVACARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   461203 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    ---------




--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
---------------------------------------                                        --------------------------------------
                                                         13G
CUSIP NO.   461203 10 1                                                                   PAGE 2 OF 6 PAGES
---------------------------------------                                        --------------------------------------

--------- --------------------------------------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          A. Malachi Mixon III
--------- --------------------------------------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)     [  ]
                                                                                                  (b)     [  ]

          Not Applicable
--------- --------------------------------------------------------------------------------------------------------------

3.        SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- --------------------------------------------------------------------------------------------------------------

        NUMBER OF          5.    SOLE VOTING POWER          1,988,166

         SHARES
                           ----- ---------------------------------------------------------------------------------------
      BENEFICIALLY         6.    SHARED VOTING POWER        68,741

        OWNED BY
                           ----- ---------------------------------------------------------------------------------------
          EACH             7.    SOLE DISPOSITIVE POWER     1,988,166

        REPORTING
                           ----- ---------------------------------------------------------------------------------------
       PERSON WITH         8.    SHARED DISPOSITIVE POWER   68,741

-------------------------- ----- ---------------------------------------------------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,056,907
--------- --------------------------------------------------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                  [ ]
          Not Applicable
--------- --------------------------------------------------------------------------------------------------------------

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.0%
--------- --------------------------------------------------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).    NAME OF ISSUER:

                Invacare Corporation
              --------------------------------------------------------------

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                One Invacare Way, Elyria, Ohio  44035
              --------------------------------------------------------------

ITEM 2(a).    NAME OF PERSON FILING:

                A. Malachi Mixon III
              --------------------------------------------------------------

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                One Invacare Way, Elyria, Ohio  44035
              --------------------------------------------------------------

ITEM 2(c).    CITIZENSHIP:

                United States
              --------------------------------------------------------------

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                Common Shares
              --------------------------------------------------------------

ITEM 2(e)     CUSIP NUMBER:

                461203 10 1
              --------------------------------------------------------------

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)      [ ]  Broker or dealer registered under Section 15 of the Act,

     (b)      [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c)      [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

     (d)      [ ]  Investment Company registered under Section 8 of the
                   Investment Company Act,

     (e)      [ ]  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940,

     (f)      [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g)      [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                   (G); see Item 7,

     (h)      [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                   Not Applicable


ITEM 4.       OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)     Amount beneficially owned:

                    2,056,907 (1) (2) (3)
                --------------------------------------------------------------

        (b)     Percent of class:

                    7.0%
                --------------------------------------------------------------

        (c)     Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote    1,988,166 (1)
                                                                  --------------------

                (ii)     Shared power to vote or to direct the vote     68,741 (2)
                                                                    ------------------

                (iii)    Sole power to dispose or to direct the disposition of   1,988,166 (1)
                                                                               ---------------------

                (iv)     Shared power to dispose or to direct the disposition of    68,741 (2)
                                                                                 --------------------

                        Instruction. For computations regarding securities which
                represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

        (1) Includes (a) 703,912 Class B Common Shares and (b) 455,720 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.

        (2) Includes (a) 7,189 Common Shares and 11,552 Class B Common Shares owned by Trustee for Stock Bonus Plan and (b) 50,000 Common Shares owned by Roundwood Capital, L.P., a limited partnership of which the General Partner is Roundcap LLC, a limited liability company. The reporting person is one of three Managers and Members of Roundcap LLC and, as such, shares investment and voting power with the other two Managers and Members and participates equally with them in a 15% carried interest in all profits of the partnership. The reporting person is also the owner of a 6.38% limited partnership interest in Roundwood Capital, L.P. The reporting person disclaims beneficial ownership of the shares owned by the limited partnership other than the percentage of such shares which corresponds to his partnership percentage.

        (3) Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable


ITEM 10.        CERTIFICATION.

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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
                                                          February 12, 1998
                                                          -------------------------------------------
                                                                             (Date)

                                                          /s/ A. Malachi Mixon III
                                                          -------------------------------------------
                                                                           (Signature)


                                                          A. Malachi Mixon III, Chairman and CEO
                                                          -------------------------------------------
                                                                          (Name/Title)
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